RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

July 13, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249
Attn: Chris Chase

RE:	Premier Power Renewable Energy, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed May 21, 2009
File No. 333-155241
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 19, 2009
File No. 333-140637

Dear Mr. Chase:

Attached is a copy of the independent valuation report dated June 12, 2009, portions of which we seek confidential treatment, which report is referenced in our correspondence filed with the Securities and Exchange Commission on June 25, 2009.

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

RICHARDSON & PATEL, LLP

/s/ Jamie H. Kim

Jamie H. Kim, Esq.

**PREMIER POWER RENEWABLE ENERGY, INC.**

**VALUATION OF 100% INTEREST IN COMMON STOCK**

**MARCH 31, 2009**

CONFIDENTIAL TREATMENT REQUESTED BY RICHARDSON & PATEL LLP

**PREMIER POWER RENEWABLE ENERGY, INC.**

**TABLE OF CONTENTS**

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.

406 Lippincott Drive, Suite J
Marlton, NJ 08053
856- 355-5900 (Phone) 856-396-0022 (Fax)

Premier Power Renewable Energy, Inc.
4961 Windplay Drive
Suite 100
El Dorado Hills, CA 95762

We have been engaged to render an opinion of the fair market value of 100% interest in the common stock of Premier Power Renewable Energy, Inc. at March 31, 2009. We have valued the interest at fair market value utilizing the going concern premise of value to reflect an ownership interest in an ongoing business.

We have no obligation to update this report for events occurring after its issuance. This report should be read and relied upon in conjunction with the accompanying certification and statement of limiting condition. All data reflected in the Appendix constitutes an integral part of this report.

The report is to be distributed only in its entirety and is intended and restricted to Premier and their representatives. The report is not to be used, quoted or otherwise referred to in whole or in part for any other purpose without the express written consent of Bagell, Josephs, Levine & Company.

Based on the computations and assumptions reflected in this report, it is our opinion that the fair market value of a 100% interest in the common stock of Premier is computed to be $8,963,113 million, or $.34 per share at March 31, 2009.

This valuation engagement has been completed in conformity with the AICPA's Statement on Standards for Valuation Services which became effective January 1, 2008.

David L. Firestone, CPA, CrFA, CFE
Bagell, Josephs, Levine & Company, L.L.C.
June 12, 2009

## INTRODUCTION

We have been engaged to render an opinion of the fair market value of the 100% interest in common stock of Premier Power Renewable Energy, Inc. at March 31, 2009. Our report has been issued on this matter dated June 12, 2009.

## PREMISE OF VALUE

The going concern premise assumes that the enterprise will continue operations into the future. Going concern value is defined in the International Glossary of Business Valuation terms as "the value of a business enterprise that is expected to continue to operate into the future." Consequently, the premise of going concern recognizes that a continuing business entity has in place an operating entity, the necessary licenses and systems, and utilizing established procedures with the likelihood of continuation.

## FAIR MARKET VALUE

In the United States, the most widely recognized and accepted standard of value is termed fair market value. It is the standard used in all federal tax matters, whether it be gift taxes, estate taxes, income taxes or inheritance taxes. The IRS has defined fair market value in Revenue Ruling 59-60 as follows: "the price at which the property would change hands between a willing seller and a willing buyer, when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts."

## FACTORS AFFECTING VALUATION

The computation of value of an entity must take into consideration various factors and circumstances that influence value. These factors and circumstances have been considered in the preparation of this report and include the following:

1. The nature of the business and the history of the enterprise from its inception.
2. The economic outlook in general and the condition and outlook of the specific industry in particular.
3. The book financial condition of the business.
4. The earning capacity of the company.
5. The dividend-paying capacity.
6. Whether or not the enterprise has goodwill or other financial value.
7. Sales of the stock and the size of the block to be valued.
8. The market price of stocks of corporations engaged in the same or similar line of business having their stocks traded in a fair and open market either on an exchange or over-the-counter.

In Revenue Ruling 59-60, the consideration of the various factors and circumstances and their effect on valuation was stated by the Internal Revenue Service when it held: "A determination of fair market value, being a question or fact, will depend upon the circumstances. In each case, no formula can be devised that will be generally applicable to the multitude of different valuation issues arising in estate and gift tax cases. In resolving such differences, you should maintain a reasonable attitude in recognition of the fact valuation is not an exact science. A sound valuation will be based upon all relevant facts, but the elements of common sense, informed judgment, and reasonableness must enter into the process of weighing those facts and determining their accurate significance."

Subsequently, the IRS expanded the applicability of Revenue Ruling 59-60 to include all business valuation matters, no longer restricting IRS use to the estate and gift tax arena.

**SOURCES OF INFORMATION**

In order to perform our valuation analysis, we reviewed the following sources of information:

Financial Information

- Audited financial statements for Premier Power Renewable Energy, Inc. as of December 31, 2008.
- Projected statements of operations for the years ending 2009 - 2012.

Other Documents

- Securities Purchase Agreement dated September 10, 2008.
- Registration Rights Agreement as of September 9, 2008.
- Form of Lock-up Agreement as of September 9, 2008.
- EscrowAgreement as of September 9, 2008.
- Share Exchange Agreement as of September 9, 2008.
- Certificate of Designation of Preferences, Rights & Limitations of Series a Convertible Preferred Stock.
- Series of Common Stock Purchase Warrant
- Series B Common Stock Purchase Warrant
- Form 8-K for August 18, 2008 for Harry's Trucking Inc.

## COMPANY OVERVIEW

On March 31, 2009, Premier Power Renewable Energy, Inc., a Delaware corporation, in a share exchange transaction, acquired a solar power business that specializes in solar integration. By executing a share exchange agreement, the company's majority stockholders, Premier Power Renewable Energy, Inc., a California corporation in which the shareholders of Premier Power of California became the controlling shareholders of Premier Power of Delaware and Premier Power of California became a wholly owned subsidiary of Premier Power of Delaware. In addition, as part of the transaction, Bright Future Technologies, L.L.C., a Nevada Limited Liability Company and Premier Power Sociedad Limitada, a Limited Liability Company formed in Spain, became wholly owned subsidiaries of Premier Power of Delaware. Concurrent with the exchange agreement, Premier extended into a securities purchase agreement in which it agreed to issue and sell a total of 3.5 million units of preferred stock to one accredited investor for an aggregate price of $7 million, or $2 per share. Each unit consists of one share of series A preferred stock, one half of series A warrant and one half of one series B warrant. Immediately after the exchange agreement was consummated, Premier Power had 26,018,750 shares of common stock issued and outstanding.

Premier Power is a developer, designer, and integrator of solar energy solutions. The company develops, markets and maintains solar energy systems for residential, commercial and industrial customers in North America and Spain. The Premier Power group use solar components from the industry's leading suppliers and manufacturers such as General Electric, Sharp, Fromius, SMA and SunPower Corporation. The Premier Power Group's clients have included utility companies such as Pacific Gas and Electric and Sienna Pacific Power Company, homebuilders such as KB Homes and numerous agricultural clients such as leading wineries in Napa Valley, California.

The Company was originally incorporated as Harry's Trucking, Inc. in Delaware on September 1, 2006 and had business operations as a third party logistics provider for supply chain management through a wholly owned subsidiary, Harry's Trucking L.L.C., which was formed on April 2, 2004 as a limited liability company in California. In connection with the closing of the share exchange, the company sold 100% of its interest in Harry's Trucking L.L.C. to Haris and Omar Tajyan. Effective September 5, 2008, the name of the company was changed to Premier Power Renewable Energy, Inc.

As previously noted, on September 9, 2008, an exchange transaction was consummated with Premier Power California in which Premier Power California became a wholly owned subsidiary of Premier Power Renewable Energy, Inc.

In 2001, Premier Homes Properties, Inc. formed a solar power systems design and integration division in order to meet its internal mandate to make one out of every three homes Premier Homes developed, into a solar home. On April 22, 2003, in order to meet the growing demand for commercial and residential retrofit solar power systems installations, the solar division was spun-off from Premier Homes by the formation of Premier Power California.

Bright Future is a wholly owned subsidiary of Premier Power California operating as a trading company that allows Premier Power California and Premier Power Spain to consolidate its purchases from suppliers of solar energy in order to achieve advantageous trade terms. Bright Light was formed as a Nevada limited liability company on December 13, 2006.

Premier Power Spain is a wholly owned subsidiary of Premier Power California and is the base of Premier Power California's European operations. Premier Power Spain was formed on July 7, 2006 as a Spanish limited liability company by the principals of Premier Power California in order to conduct design, sales and installation operations in Spain and other parts of Europe. Premier Power Spain has two offices in Spain, its headquarters in Pamplona and a satellite office in Madrid.

Other information includes the following:

Audited financial statement as of and for the years ended December 31, 2008 and 2006 and unaudited financial statements as of and for the six months ended June 30, 2008 and 2007 include Premier Power Renewable Energy, Inc. (Premier Power California), Bright Future Technologies, L.L.C. and Premier Power Sociedad Limitada.

Revenue on photovoltaic installation contracts is recognized using the percentage of completion method of accounting.

Premier Power Spain's functional currency is the Euro. Its assets and liabilities are translated at year-end exchange rates, except for certain non-monetary balances, which are translated at historical rates.

In February 2007, Premier Power California entered into an agreement with Guaranty Bank for $2 million line of credit, maturing in February, 2008. The line of credit was renewed in February 2008 with a borrowing limit of $3 million, maturing in February 2009.

**INCOME METHOD UTILIZED**

For purposes of this valuation, we utilized the Discounted Future Income Method. The Discounted Future Income Method looks to the future by making annual forecasts of a company's earnings and cash flows and then uses present value techniques to convert these estimates into a value of the business today. This method uses the following steps:

1. Forecasts are developed on a yearly basis for revenues, expenses, the resulting earnings and the cash expected to be generated by the business. For purposes of this valuation, we utilized projections for the years 2009 – 2012 and actual results for 2008.

2. The present value of the forecasted annual cash flows is determined using present value techniques. For purposes of this valuation, projected net income for the years 2009 – 2012 were equated to forecasted cash flow for the same years.

3. The present value of each year's cash flows are summed together. A total present value for the year's cash flows is computed by adding up the respective present values of each of the forecasted annual cash flows. For purposes of this valuation, the projected net income for the years 2009 – 2012 and actual results for 2008 was equated to yearly cash flows for the same years.

4. The sales value of the company in the final year is estimated. A "continuing" or "terminal" value for the company is computed typically by capitalizing the final year's income or cash flow into an estimate of the sales value of the company at that time. For purposes of this valuation, projected net income for the year 2012 was utilized as the "terminal" value.

5. The future sales value of the company is converted into its present value today. The future sales value is then multiplied by a present value factor to convert it into a measure of the present value of the future sale.

6. The present value of both the cash flows (net income) and the future company sale are added together to arrive at total company value. The present worth of the annual cash flows is added to the present worth of the proceeds from a future sale to arrive at a total value for the business.

The Discounted Future Income Approach deals with uncertainty in two ways. First, the greater the uncertainty, the higher the discount rate used, resulting in a lower present value for the forecasted results. Second, since it is difficult to reliably predict beyond 5 or 7 years in a forecast, many valuators will only forecast year-by-year results for that time period. Then, for the final year (terminal value) a simplified assumption is made that final year's earnings will continue to grow in the future at some assumed constant long-term sustainable annual rate of growth. Unless a company is expected to go out of business, most businesses have a continuing life into the future beyond the final forecast year.

The Discounted Future Income Method is suited to handle the rapid growth company and its valuation implications. Each individual year of the rapid growth phase can be separately forecasted and discounted back to a present worth. Then, the stabilized long-term growth can be captured by capitalizing the final forecast year earnings, which represent the period at which the stabilized growth rate is reached.

**DISCOUNT RATE**

A basic concept of discounting an income stream to its present value is, the greater the investor's required annual rate of return for risk, the less he or she should be willing to invest for a given income stream. As it pertains to an appropriate discount rate, the Discounted Future Income Method involves the development of an expectation of the future earnings of the business that will benefit the investor as a form of return. Then, after analyzing the company, its industry, and the forces that impact it, a valuator can develop a measure of the risk of the business reflected as an annual percentage rate of return. This rate of return, called a discount rate, can then be used to discount the company's forecasted future income stream back to their present worth. The result is the value of the business by the Income Approach. Companies with greater risk will require a greater return and companies with lower risk a lower return.

There are four common models used to develop the Discount Rate:

1. The Capital Asset Pricing Model (CAPM)

2. The Arbitrage Pricing Theory (APT)

3. The Adjusted Capital Asset Pricing Model (ACAPM)

4. Build-Up Method

CAPM is built on the assumption that there is only one type of risk an investor faces, "systemic risk" or "market" risk, which arises from factors affecting the market for common stocks as a whole. Examples of factors affecting systematic risk include the overall economy, inflation, war and related issues.

APT is based on many of the same fundamental concepts as CAPM, particularly in that it also defines risk as being systematic and non-diversifiable in nature. With APT, investors are still assumed to hold diversified portfolios of assets, can eliminate specified company risk factors as a result and, therefore, are left with only systematic risk.

Where APT differs from CAPM is in how APT defines and computes the measure of non-diversifiable, systematic risk. CAPM relies solely on one measure of risk, which is a measure of historic volatility relative to the market as a whole. By contrast, APT uses a number of different factor relationships that individually and collectively form the basis of explaining the overall observed volatility relative to the market. As a result, APT is commonly referred to as a "multi-factor" pricing model, whereas CAPM is a single-factor model. The factors in the APT model include:

- Confidence Risk
- Time Horizon Risk
- Inflation Risk
- Business Cycle Risk
- Marketing Timing Risk

The ACAPM model merely takes the CAPM model several steps further by taking the elements of risk associated with small company size and specific company risk factors into account.

Since betas for private companies are not observable, the Build-Up variation of CAPM is used by many business valuators.

The Build-Up Method dispenses with beta altogether and simply says that the rate of return for risk (the discount rate) is a factor of the risk-free rate, a market equity risk premium (above a risk-free rate) for stocks in general and an additional specific company risk premium, if warranted.

For purposes of this valuation, we used the Build-Up variation of CAPM. Our calculation of the discount rate is as follows:

1. First, a risk-free rate of return must be identified. We have decided to utilize the approximate interest rate on long-term (30 year) U.S. Treasury Bonds. As of the end of November, 2008, the rate of such risk-free investments was 4.5%.

2. Next, we must determine the market equity risk premium. In order to use the Capital Asset Pricing Model to estimate the required return for investing in a company, it is important to know how much of an additional return investors have required for investing in company stock above that of a risk-free return from a safe investment such as U.S. Treasury Bonds. Studies on returns of public company stocks enable the valuator to estimate this total additional market equity risk premium required that is above the risk-free rate.

   The stock market benchmark reflects the behavior of the market as a whole. Two examples of commonly used indexes are the S&P 500 and the New York Stock Exchange Composite Index. For purposes of this valuation, we utilized the Ibbotson SBBI 2008 Valuation Yearbook which details long-horizon equity risk calculations for market total return for S&P 500 stocks for the years 1926 – 2007. According to the detail presented by Ibbotson, that market total return is 12.3%

3. The last step is to determine if the company warrants an additional Specific Company Risk Premium (SCR). This analysis is based on the positives and the negatives of the organization. The positives are as follows:

- Projected long-term growth
- Diversification of company operations
- Tax credits provided by the IRS and state taxing authorities
- Company appears financially sound with strong liquidity, adequate working capital and a capable management team
- The solar energy business is appealing to those with environmental concerns
- Individuals and businesses can become energy independent

The negatives of the company would include the following:

- Potential need to obtain debt on equity financing
- Fluctuation in cash flow
- Fluctuation in the price of the company's common stock
- Larger competition
- Intellectual property protection issues
- Potential product liability claims and unexpected warranty issues
- The condition of the national and local economy
- Technology changes in the solar industry
- Any reduction in the availability of rebates, tax credits and other financial incentives

Based on the above parameters, we have estimated the specific company risk premium to be [redacted]

Summation of Discount Rate using the Build-Up Method:

| | |
|---|---|
| Risk-free rate of return | 4.5% |
| Market equity risk premium | 12.3% |
| Additional specific company risk premium | [redacted] |
| | [redacted] |

Conclusion of value using the Discounted Future Income Method:

| | 2008 [1] | 2009 [2] | 2010 [2] | 2011 [2] |
|---|---|---|---|---|
| Net income | $ 569,068 | $ [redacted] | $ [redacted] | $ [redacted] |
| Times present factor (mid-period) based on discount rate | 0.8065 | [redacted] | [redacted] | [redacted] |
| Present Value Actual and Projected Income | $ 458,953 | $ [redacted] | $ [redacted] | $ [redacted] |

Footnotes: 1 - Actual / 2 - Projected

| | |
|---|---|
| Total present value of projected net income for the years 2009 - 2011 and actual net income for 2008 | $ 3,093,868 |
| Plus: Present value of proceeds of future sale (see below) | 5,869,245 |
| Final value by Discounted Future Income Method | $ 8,963,113 |

Present value of proceeds of future sale calculation:

| | |
|---|---|
| Terminal value year 2012 | $ 4,129,636 |
| Divided by: Discount Rate | 24% |
| | $ 17,206,817 |
| Times present value factor end of the period discounting convention. Based on receiving the sale proceeds at the end of year 4 based on the capitalized value of year 5 net income | 0.3411 |
| | $ 5,869,245 |

## CONCLUSION AND OPINION

This report has been expressly prepared to determine the fair market value of the common stock of Premier Power Renewable Energy, Inc.

In any valuation, the valuation specialist is faced with determining two primary factors – risk and return. In determining the risks associated with Premier Power Renewable Energy, we analyzed the specific characteristics of the Company, its industry, current economic conditions, current tax legislature, and other pertinent factors. We also considered (as of the March 31, 2009 valuation date) any unique factors that might impact the Company's ability to achieve its expected and forecasted results.

We have performed a *complete valuation engagement*, as that term is defined in the Statement of Standards for Valuation Services (SSVS) No. 1: *Valuation of a Business, Business Ownership Interest*. This valuation is also considered a *Restricted-Use Appraisal* under the Uniform Standards of Principles of Appraisal Practice (USPAP, 2008 edition).

This valuation was performed solely for fair market value reporting purposes. The resulting estimate of value should not be used for any other purpose or by any other party for any purpose.

This valuation was conducted in accordance with the following standards:

> Our analyses, opinions, and conclusions were developed, and the valuation report prepared, in accordance with the *Uniform Standards of Professional Appraisal Practice ("USPAP")* of the Appraisal Foundation (2008 edition).
>
> The valuation engagement was conducted in accordance with the Statement on Standards for Valuation Services No. 1: *Valuation of a Business, Business Ownership Interest, Security, or Intangible Asset* of the American Institute of Certified Public Accountants.
>
> This valuation and report were completed in accordance with the National Association of Certified Valuation Analysts *Professional Standards* for conducting and reporting on business valuations.
>
> The reported analyses, opinions, and conclusions were developed and the report was prepared, in conformity with the requirements of the *Principles of Appraisal Practice and Code of Ethics* of the American Society of Appraisers.

During the course of our valuation analyses, we were provided with audited pro forma and forecast financial and operational data regarding the Company. Without independent verification, we have relied upon these data as accurately reflecting the results of the operations and financial position of Premier Power Renewable Energy, Inc. We have reviewed for reasonableness this data, in light of the industry and economic data discussed in this report and the results of our discussions with Management, its industry, current economic conditions,

current tax legislature, and other pertinent factors and we have no reason to believe the data are unreasonable.

However, as valuation consultants, we have not audited these data and express no opinion or other form of assurance regarding their accuracy or fairness of presentation.

We are unrelated to Premier Power Renewable Energy, Inc., and have no current or expected interest in the company or their assets. The results of our analyses were in no way influenced by the fee paid for our services. Additional Assumptions and Limiting Conditions under which this assignment was performed are included as Appendix 1, incorporated herein by reference, to this report.

## APPENDIX I

Premier Power Renewal Energy, Inc.
Projected Statement of Operations
For The Years Ending December 31, 2008 - 2012

| | 2008 [1] | 2009 [2] | 2010 [2] | 2011 [2] | 2012 [2] |
|---|---|---|---|---|---|
| Net Sales | $ 44,237,984 | $ [redacted] | $ [redacted] | $ [redacted] | $ [redacted] |
| Cost of Sales | (38,710,592) | [redacted] | [redacted] | [redacted] | [redacted] |
| Gross Profit | 5,527,392 | [redacted] | [redacted] | [redacted] | [redacted] |
| Operating Expense | | | | | |
| Sales and Marketing | 2,224,362 | [redacted] | [redacted] | [redacted] | [redacted] |
| Administrative Expenses | 2,505,180 | [redacted] | [redacted] | [redacted] | [redacted] |
| Total Operating Expenses | 4,729,542 | [redacted] | [redacted] | [redacted] | [redacted] |
| Operating Income | 797,850 | [redacted] | [redacted] | [redacted] | [redacted] |
| Other Income (Expenses) | (82,088) | [redacted] | [redacted] | [redacted] | [redacted] |
| Interest Income | 36,764 | [redacted] | [redacted] | [redacted] | [redacted] |
| Total Other Income Expense | (45,324) | [redacted] | [redacted] | [redacted] | [redacted] |
| Income Before Income Taxes | 752,526 | [redacted] | [redacted] | [redacted] | [redacted] |
| Income Tax Expense | (40,857) | [redacted] | [redacted] | [redacted] | [redacted] |
| Net Income Before Minority Interest | 793,383 | [redacted] | [redacted] | [redacted] | [redacted] |
| Minority Interest | (224,315) | [redacted] | [redacted] | [redacted] | [redacted] |
| Net Income | $ 569,068 | $ [redacted] | $ [redacted] | $ [redacted] | $ [redacted] |

Footnotes: 1 - Actual / 2 - Projected

## APPENDIX II
## ASSUMPTIONS AND CONTINGENT AND LIMITING CONDITIONS

The primary assumptions and limiting conditions pertaining to the value estimate conclusions(s) stated in this report are summarized below. Other assumptions may be cited elsewhere in this report.

The conclusion of value arrived at herein is valid only for the stated purpose as of the date of the report date.

The fair value appraisal may not be used in conjunction with any other appraisal or study. The value conclusion(s) stated in this appraisal are based on the program of utilization described in the report, and may not be separated into parts. The appraisal was prepared solely for the purpose, function, and party so identified in the report. The appraisal report may not be reproduced, in whole or in part, and the findings of the report may not be used in or referred to in any public filing document nor utilized by a third party for any purpose, without the express written consent of the appraiser.

The report and the conclusion of value arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. They may not be used for any other purpose or by any other party for any purpose. They may not be provided to any third party without our prior written consent has been provided, except that it may be provided to the Company's independent accountants. In no event, regardless of whether consent has been provided, shall we assume any responsibility to any third party to which the report is disclosed or otherwise made available. Furthermore, the report and conclusion of value are not intended by the author and should not be construed by the reader to be investment advice in any manner whatsoever. The conclusion of value represent the considered opinion of Bagell, Josephs, Levine & Company, L.L.C., based on information furnished to them by Management's representatives.

No change of any item in any of the appraisal report shall be made by anyone other than Bagell, Josephs, Levine & Company, L.L.C. and we shall have no responsibility for any such unauthorized change.

The working papers for this engagement are being retained in our files for a period of 7 years and are available for your reference. We would be available to support our fair value conclusion(s) should this be required. Those services would be performed for an additional fee.

Neither all nor any part of the contents of the report (especially the conclusion of value, the identity of any valuation specialists(s), or the firm with which such valuation specialist(s) are connected or any referenced to any of their professional designations) should be disseminated or referred to the public through advertising media, public relations, news or sales media, direct transmittal, or any other public means of communication, or referenced in any publication, including any private or public offerings, including but not limited to those filed with the Securities and Exchange Commission (SEC) or other governmental agency, without the prior written consent and approval of Bagell, Josephs, Levine & Company, L.L.C.

## APPENDIX II
## ASSUMPTIONS AND CONTINGENT AND LIMITING CONDITIONS (continued)

We assume responsible ownership and competent management with respect to the subject assets, properties, or business interests. The quality of business management can have a direct effect on the viability and value of the business. The financial projections contained in the valuation are management's responsibility and assumes both responsible ownership and competent management unless noted otherwise. Any variance from this assumption could have a significant impact on the final value estimate.

Events and circumstances frequently do not occur as expected and there will usually be differences between prospective financial information and actual results, and those differences may be material. Accordingly, to the extent that any of the information used in this analysis and report requires adjustment, the resulting fair value would be different.

We do not provide assurance on the achievability of the results forecasted by Management because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions by management.

Any decision to purchase, sell or transfer any interest or asset in the Company shall be your sole responsibility, as well as the structure to be utilized and the price to be accepted. The selection of the price to be accepted requires consideration of factors beyond the information we will provide or have provided. An actual transaction involving the subject business or assets might be concluded at a higher value or at a lower value, depending upon the circumstances of the transaction and the business, and the knowledge and motivations of the buyers and sellers at that time.

All facts and data set forth in our report are true and accurate to the best of the valuator's knowledge and belief. During the course of the valuation, we have considered information provided by management and other third parties. We believe these sources to be reliable, but no further responsibility is assumed for their accuracy.

We have conducted interviews with Management's representatives concerning the past, present, and prospective operating results of the Company. The conclusion of value arrived at herein is based on the assumption that the current level of management expertise and effectiveness would continue to be maintained, and that the character and integrity of the enterprise through any sale, reorganization, exchange of diminution of the owners'/management's participation would not be materially or significantly changed.

We assume that there is full compliance with all applicable federal, state, and local regulations and laws unless the lack of compliance is stated, defined, and considered in the appraisal report.

## APPENDIX II
## ASSUMPTIONS AND CONTINGENT AND LIMITING CONDITIONS (continued)

We have relied on the representations of third parties concerning the value and useful condition of all equipment, real estate, investments used in the business, and any other assets or liabilities, except as specifically stated to the contrary in this report. We have not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances or that the entity has good title to all assets.

Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.

We assume that all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in this report is based.

Any forecasts/projections of future events and circumstances described in this report represent the general expectancy concerning such events as of the Valuation Date. These future events and circumstances may or may not occur as anticipated, and actual operating results may vary from those described in our report. Accordingly, to the extent that any of the information used in this analysis and report requires adjustment, the resulting fair value would be different.

Bagell, Josephs, Levine & Company, L.L.C. is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this report, wishing to know whether such liabilities exist, or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment. Bagell, Josephs, Levine & Company, L.L.C. does not conduct or provide environmental assessments and has not performed one for the subject property.

Bagell, Josephs, Levine & Company, L.L.C. has not determined independently whether Premier Power Renewable Energy, Inc. is subject to any present or future liability relating to environmental matters (including, but not limited to CERCLA/Superfund liability), nor the scope of any such liabilities. Bagell, Josephs, Levine & Company, L.L.C.'s valuation takes no such liabilities into account, except as they have been reported to Bagell, Josephs, Levine & Company, L.L.C. by Premier Power Renewable Energy, Inc. or by an environmental consultant working for Premier Power Renewable Energy, Inc. and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. Such matters, if any, are noted in the report. To the extent such information has been reported to us, Bagell, Josephs, Levine & Company, L.L.C. has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

## APPENDIX II
## ASSUMPTIONS AND CONTINGENT AND LIMITING CONDITIONS (continued)

Bagell, Josephs, Levine & Company, L.L.C. has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to, or in compliance with, the American Disabilities Act of 1990, and this valuation does not consider the effect, if any, of noncompliance.

Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject business due to future Federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.

We have used financial projections prepared and approved by management. Management assumes full responsibility for the forecasts. We have not examined or compiled the prospective financial information or the underlying assumptions and, therefore, do not express an audit opinion or any other form of assurance on the prospective financial information or the related assumptions. Events and circumstances frequently do not occur as expected and there will usually be differences between prospective financial information and actual results, and those differences may be material.

All facts and data set forth in our report are true and accurate to the best of Bagell, Josephs, Levine & Company, L.L.C.'s knowledge and belief. All recommendations as to fair value are presented as the Valuation Specialist's conclusion based on the facts and data set forth in this report.

Our report is based on historical and/or prospective financial information provided to us by management and other third parties and has been accepted without any verification as fully and correctly reflecting the enterprise's business conditions specifically noted herein. This information has not been audited, reviewed, or compiled by us, nor has it been subjected to any type of audit, review, or compilation procedures by us, nor have we audited, reviewed, or compiled the books and records of the subject company. Had we audited, reviewed or compiled the underlying data, matters may have come to our attention which would have resulted in our using amounts which differ from those provided; accordingly, we take no responsibility for the underlying data presented or relied upon in this report and express no audit opinion or any other form of assurance on this information.

We have no responsibility or obligation to update this report for events or circumstances occurring subsequent to the "as of" date of this report.

All recommendations as to fair value are presented as the valuator's conclusion based on the facts and data set forth in this report. Our fair market value judgment, shown herein, pertains only to the subject assets, the stated standard of value (i.e., fair value), as of the stated date, and only for the stated fair value purpose. They apply to this valuation report only, and may not be used out of the context presented herein.

## APPENDIX II
## ASSUMPTIONS AND CONTINGENT AND LIMITING CONDITIONS (continued)

In all matters that may be potentially challenged by the SEC, or a court or the Internal Revenue Service, we do not take responsibility for the degree of reasonableness of contrary positions that others may choose to take, nor for the costs or fees that may be incurred in the defense of our recommendations against challenge(s). We will, however, retain our supporting work papers for your matter(s), and will be available to assist in active defense of our professional positions taken, at our then current rates, plus direct expenses at actual, and according to our then current standard professional agreement. Those services would be performed for an additional fee. Thus, future services regarding the subject matter of this report, including, but not limited to testimony or attendance in court, shall not be required of Bagell, Josephs, Levine & Company, L.L.C. unless previous arrangements have been made in writing and agreed to by both parties.

The analyses, opinions, and conclusions presented in this report apply to this engagement only and may not be used out of the context presented herein. The report is valid only for the effective date specified herein and only for the purposes (s) specified herein.

**APPENDIX III**
**REPRESENTATIONS/CERTIFICATION**

I hereby certify that, to the best of my knowledge and belief:

- The statements of fact contained in this report, upon which the analyses, conclusions, and opinions expressed herein are based, are believed to be true and correct.
- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and is my personal, impartial, and unbiased professional analyses, opinions, and conclusions.
- I have no present or prospective interest in the assets, properties, or business interests that are the subject of this report, and I have no personal interest or bias with respect to the subject matter of this report or the parties involved.
- My engagement in this assignment was not contingent upon developing or reporting predetermined results.
- My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
- My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice promulgated by the Appraisal Foundation.
- My analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the code of *Professional Ethics and the Standards of Professional Appraisal Practice* of the American Society of Appraisers; in conformity with *Statement on Standards for Valuation Services No. 1: Valuation of a Business, Business Ownership Interest, Security, or Intangible Asset* of the American Institute of Certified Public Accountants; and in accordance with the *Professional Valuation Standards* of the National Association of Certified Valuation Analysts.
- The valuation report is prepared solely for the purpose stated herein. No other purpose is intended or should be inferred.
- Disclosure of the contents of this report is subject to the requirements of the American Society of Appraisers, and the other professional organizations of which I am a member, related to review by their duly authorized representatives.

- Mr. Firestone is a Certified Public Accountant (CPA) licensed by the Commonwealth of Pennsylvania and State of New Jersey. Mr. Firestone is a Certified Fraud Examiner accredited by the Association of Certified Fraud Examiners and a Certified Forensic Accountant accredited by the American College of Forensic Examiners Institute. Mr. Firestone, as fair value measurement/valuation specialist, is in compliance with the requirements and continuing professional education (CPE) requirements for his respective credentials and/or associations.

- Discussions with management's representatives were held via telephone conversations and via email. We deemed it unnecessary to visit the corporate headquarters.

- This Certification, the Statement of Assumptions and Limiting Conditions, and the qualifications of the primary valuation specialist are integral parts of appraisal.

- This report was prepared under the direction of David Firestone, CPA, CrFA, CFE. No other person provided significant business appraisal assistance to the person signing this certification.

David Firestone
Certified Public Accountant
Certified Forensic Accountant
Certified Fraud Examiner

Bagell, Josephs, Levine & Company, L.L.C.

Valuation Date: March 31, 2009

Report Date: June 12, 2009